                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  December, 2003

Commission File Number:  000-50393

                                 NEUROCHEM INC.
                       7220 Frederick-Banting, Suite 100
                             Saint-Laurent, Quebec
                                    H4S 2A1



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                             Yes  [ ]     No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                             Yes  [ ]     No [X]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                             Yes  [ ]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                   SIGNATURES:

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    NEUROCHEM INC.
December 19, 2003
                                     By:          /s/ David Skinner
                                        ----------------------------------------
                                                    David Skinner
                                                Director, Legal Affairs,
                                        General Counsel and Corporate Secretary

                               [LETTERHEAD LOGO]


                                                       Sebastien Roy
                                                       Direct Line: 514.841.6493
                                                       sroy@dwpv.com

December 18, 2003

SEDAR ELECTRONIC CORRESPONDENCE

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilieres du Quebec
Nova Scotia Securities Commission
Office of the Administrator -- New Brunswick
Registrar of Securities -- Prince Edward Island
Securities Commission of Newfoundland & Labrador


SUBJECT: NEUROCHEM INC. (THE "CORPORATION") - NOTICE OF CHANGE OF YEAR END PURSUANT TO PART 4 OF NATIONAL POLICY STATEMENT 51


Dear Sirs/Mesdames:

We are counsel to the Corporation and are filing this letter on its behalf. The purpose of this letter is to serve as Notice pursuant to National Policy Statement No. 51 ("NP51") of the intent of the Corporation to change its year end from June 30 to December 31. All capitalized terms used herein and not otherwise defined have the meaning ascribed to such terms in NP51.

CHANGE OF FINANCIAL YEAR END

The board of directors of the Corporation has determined to change the year end of the Corporation from June 30 to December 31, effective as of December 31, 2003.

REASONS FOR THE CHANGE

This step is being taken to allow the Corporation to change its fiscal period to end on the same date as most companies in its sector.

REQUIRED APPROVALS

The board of directors of the Corporation approved the change of year end on November 12, 2003. The Corporation has obtained the approval of change of year end from the Canada Customs and Revenue Agency and from the Quebec Minister of Revenue. Concurrently with this notice, the Corporation is also filing a notice with the Toronto Stock Exchange.

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                                                                          Page 2
[LOGO]

RELEVANT DATES UNDER NP51

The following are the relevant dates and periods for the purposes of NP51:

1. OLD FINANCIAL YEAR -- the 12 months ended June 30, 2003 (being the financial year immediately preceding the Corporation's Transition Year).

2. TRANSITION YEAR -- the 6 month period ending December 31, 2003. The Transition Year will be 6 months long, which falls below the maximum length set out in Section 5.1 of NP51.

3. NEW FINANCIAL YEAR -- the year ending December 31, 2004 (being the financial year immediately following the Corporation's Transition Year).

4. The periods to be covered in the interim and annual financial statements to be filed for the Transition Year and New Financial Year are as follows:

                                            PERIOD                                   COMPARATIVE
            TRANSITION      6 months ended December 31, 2003       12 months ended June 30, 2003
               YEAR

               NEW         12 months ended December 31, 2004        6 months ended December 31, 2003; and
            FINANCIAL                                               12 months ended June 30, 2003
               YEAR         3 months ended March 31, 2004           3 months ended March 31, 2003
                            6 months ended June 30, 2004            6 months ended June 30, 2003
                            9 months ended September 30, 2004       9 months ended September 30, 2003

If you have any questions concerning this Notice, please do not hesitate to contact the undersigned.

Yours truly,

DAVIES WARD PHILLIPS & VINEBERG, LLP

/s/ Sebastien Roy

per:  Sebastien Roy

SR/sh

cc:   David Skinner, Neurochem Inc.
      Justin Vineberg, Davies Ward Phillips & Vineberg, LLP